UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 18, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

THESE MATERIALS ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

THESE MATERIALS ARE NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES TO WHICH THESE MATERIALS RELATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THERE WILL NOT BE A PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES.

Media Release

Extraordinary General Meeting of Shareholders of Credit Suisse Group AG Approves Implementation of Capital Increase

Zurich, May 18, 2017 At today’s Extraordinary General Meeting of Shareholders of Credit Suisse Group AG in Zurich, the shareholders approved the proposed capital increase. The shareholders approved an ordinary capital increase by way of a rights offering of up to 404,526,794 newly issued registered shares to existing shareholders.

With a majority of 99.35% of the votes represented, the shareholders of Credit Suisse Group AG approved a share capital increase through a rights offering of up to 404,526,794 newly issued registered shares with a nominal value of CHF 0.04 each to existing shareholders1. The proposed rights offering was therefore approved by more than the required majority of more than 50.0% of the votes represented at the Extraordinary General Meeting of Shareholders.

Accordingly, shareholders of Credit Suisse Group AG will be allotted one pre-emptive subscription right for each registered share they hold on May 22, 2017 (after close of trading on SIX Swiss Exchange), including new shares to be issued under the scrip dividend alternative for the financial year 2016, as approved at the Annual General Meeting of April 28, 2017. 11 pre-emptive subscription rights entitle the holder of such rights – subject to certain restrictions under applicable local laws – to purchase 2 new registered shares at the offer price of CHF 10.80 per share. Credit Suisse Group AG expects that the net proceeds of the rights offering (excluding the issuance of any new shares from the exercise of rights allotted on shares received as scrip dividend) will amount to approximately CHF 4 billion.

The pre-emptive subscription rights are expected to be traded on SIX Swiss Exchange from May 23, 2017 to June 2, 2017. The exercise period for the pre-emptive subscription rights is expected to be from May 23, 2017 to June 7, 2017, 12:00 noon (CEST). The listing and the first day of trading of the new registered shares on SIX Swiss Exchange, as well as the delivery of the new registered shares against payment of the offer price, are expected to take place on June 8, 2017.

1 Includes up to 24,545,454 new registered shares that may be issued as part of the rights offer as a result of the exercise of rights allotted on shares received as scrip dividend. The Board of Directors will determine the actual number of new shares that will be issued in connection with the rights offer once the number of rights allotted on shares received as scrip dividend is known on May 19, 2017, after the end of the election period for the scrip dividend. The total amount of new shares to be issued as part of the rights offer will be reduced accordingly.

Media Release
May 18, 2017 Page 2/5

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Indicative key dates for share capital increase

May 19, 2017	Press release with final number of shares to be issued in the rights offering (after 5:30 p.m. CEST)
May 22, 2017
- After close of trading on SIX Swiss Exchange: cut-off date for determination of existing shareholders for the entitlement of pre-emptive subscription rights
- Shareholders who purchase registered shares after the cut-off date will acquire shares without entitlement to pre-emptive subscription rights
- Publication of offering and listing prospectus

May 23, 2017	- Ex-rights date: from this date onwards, shares traded without pre-emptive subscription rights
May 23, 2017 – June 2, 2017	Rights trading period (trading on SIX Swiss Exchange)
May 23, 2017 – June 7, 2017 12:00 noon (CEST)	Rights exercise period
June 7, 2017	Press release with results of rights offering (after 5:30 p.m. CEST)
June 8, 2017	- Settlement of rights offering (delivery of the new registered shares against payment of the offer price) - Listing and first trading day on SIX Swiss Exchange of the new registered shares

Information for investors
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
e-mail: investor.relations@credit-suisse.com
Information for media
Christoph Meier, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com

Media Release
May 18, 2017 Page 3/5

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DISCLAIMER
Important note
 This document is intended to provide information to the shareholders of Credit Suisse Group AG and the general public on the share capital increase approved by the Extraordinary General Meeting of Shareholders of Credit Suisse Group AG on May 18, 2017. It is not an offer to sell or a solicitation of an offer to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, or is it a listing prospectus as defined in the listing rules of SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to participate in the rights offering of Credit Suisse Group AG that was approved by the Extraordinary General Meeting of Shareholders on May 18, 2017 should be based exclusively on the offering and listing prospectus published by Credit Suisse Group AG for such purpose and not on the basis of this document.
This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The shares and rights referred to herein have not been and will not be registered under the Securities Act, or the laws of any U.S. state and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. There will be no public offering of the shares in the United States of America.
The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) persons who are members or creditors of certain bodies corporate falling within article 43(2) of the Order or (iv) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (as amended, including by Directive 2010/73/EU, and including any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

Media Release
May 18, 2017 Page 4/5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

Stabilization Legend
 Stabilization/ICMA.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–
the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyberattacks on our business or operations;

Media Release
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–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Susanne Reinhard
Susanne Reinhard
Date: May 18, 2017		Director